Exhibit 99.78

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQX ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC.

NET PRESENT VALUE OF PROVED RESERVES INCREASED 43% TO US$515 MILLION

Thousand Oaks CALIFORNIA, March 13, 2023 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI), is providing the results of its December 31, 2022, independent reserves evaluation.

Wolf Regener, President and CEO, commented: “We are very pleased that the net present value of all categories of our reserves has significantly increased. Our Proved Developed Producing (“PDP”) reserves grew by over 69% as a result of the five wells that we drilled and completed last year, and the Net Present Value (“NPV”) of those reserves increased by 159%. Due to our successful development program, our percentage of PDP versus Total Proved reserves increased from 10% to 18%, and the estimated percentage of oil increased from 72% to 75% in the proved category.

Our Proved Reserves value of US$514.8 million (NPV discounted at 10%), which increased 43% from the 2021 independent reserves evaluation, demonstrates the value of our Tishomingo Field. This increase in value is attributed to higher type curves estimated by Netherland, Sewell & Associates, Inc. (“NSAI”), which increases the NPV of each well, as well as higher pricing. The higher type curves directly result from the excellent outcome of our 2022 drilling program.

We look forward to continuing our success with the start of our 2023 drilling program, which is beginning this week. We expect our drilling program, which currently includes drilling and completing six to seven wells, to continue to significantly increase the Company’s cash flow and add incremental value to our shareholders. Our 2023 drilling program may be modified later in the year once we have more visibility on prices and well performance.

Net Present Value of Reserves discounted at 10%

●	Total Proved Reserves before tax of U.S. $514.8 million

- an increase of 43% over the December 31, 2021, estimate

●	Proved plus Probable Reserves before tax of U.S. $724.4 million

- an increase of 47% over the December 31, 2021, estimate

●	Proved plus Probable plus Possible Reserves before tax of U.S. $939.2 million

- an increase of 46% over the December 31, 2021, estimate

The evaluation of the Company’s reserves in the Caney formation of the Tishomingo Field in the SCOOP area of Oklahoma was conducted by Netherland, Sewell & Associates, Inc. (“NSAI”) in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

As a result of the Company’s strong well performance, NSAI increased the expected ultimate recovery (“EUR’’) for most proved locations in the 2022 reserve report. However, for each section as a whole, where we drilled and completed wells in 2022, they left their EUR assumptions relatively unchanged from their 12/31/21 reserve report for the sum total of the wells and the well locations in the respective section. This resulted in them assigning a lower Proved EUR to the remaining well locations in those sections, as the already drilled and producing wells are projected to recover more oil and gas than NSAI’s average proved type curve. Management believes that more production history is needed for NSAI to move the Probable and Possible reserves assigned to those well locations into the Proved category.

We are pleased to report that, to date, all the 2022 wells are producing above the 12/31/22 NSAI Proved type curve.

2022 Gross Reserves Summary

●	Total Proved Reserves 33.3 million Barrels of oil equivalent (BOE)

- a decrease of 2% over the December 31, 2021, estimate

●	Proved plus Probable Reserves 54.4 million BOEs

- an increase of 2% over the December 31, 2021, estimate

●	Proved plus Probable plus Possible Reserves 77.5 million BOEs

- an increase of 2% over the December 31, 2021, estimate

The above total Proved reserves are attributed to 23 of the Caney wells already drilled, four Woodford wells (4.9% working interest for the Company), and the drilling of 51.96 net additional wells over the next four years. The Probable reserves are attributed to the drilling of 29.89 net additional wells. The wells in NSAI’s 2022 report are planned at 107-acre spacing (6 wells per section) on approximately 14,350 net acres.

	Summary of Oil & Gas Reserves
	Tight Oil		Shale Gas		Natural Gas Liquids		MBOE’s
Reserve Category	KEI Gross (Mbbl)	Net (Mbbl)	KEI Gross (MMcf)	Net (MMcf)	KEI (Mbbl)	Net (Mbbl)	KEI (Mbbl)	Net (Mbbl)
Proved
Developed Producing	4,364	3,425	4,165	3,269	874	686	5,932	4,656
Undeveloped	20,584	16,212	18,190	14,253	3,795	2,973	27,411	21,561
Total Proved	24,948	19,637	22,355	17,522	4,668	3,659	33,342	26,216
Probable	14,547	11,532	17,221	13,683	3,593	2,855	21,010	16,668
Total Proved Plus Probable	39,495	31,169	39,576	31,205	8,261	6,514	54,352	42,884
Possible	16,906	13,559	16,597	13,245	3,462	2,763	23,134	18,530
Total Proved Plus Probable Plus Possible	56,401	44,728	56,173	44,450	11,724	9,277	77,487	61,413

Net Present Value of Future Net Revenue
As of December 31, 2022
Forecast Prices & Costs

	Net Present Value of Future Net Revenue ($ millions)
	Before Income Tax					After Income Tax
Reserve Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
United States
Proved
Developed Producing	262.8	187.3	147.9	124.1	108.3	262.8	187.3	147.9	124.1	108.3
Undeveloped	933.1	556.1	366.9	257.0	186.3	657.8	420.6	280.8	194.2	137.4
Total Proved	1,195.9	743.4	514.8	381.1	294.7	920.6	607.9	428.7	318.3	245.7
Probable	797.4	377.6	209.6	127.3	81.1	587.5	303.2	169.8	101.7	64.0
Total Proved Plus Probable	1,993.3	1,121.0	724.4	508.4	375.8	1,508.1	911.1	598.5	420.0	309.7
Possible	1,104.2	435.8	214.8	119.7	71.6	813.6	355.4	171.5	90.3	51.0
Total Proved Plus Probable plus Possible	3,097.5	1,556.8	939.2	628.1	447.4	2,321.7	1,266.5	770.0	510.3	360.7

Note: All dollar values are expressed in U.S. dollars and may not add due to rounding.

The Company’s reserves are derived from non-conventional oil and gas activities. The Company’s reserves are contained in a shale oil reservoir from which gas and natural gas liquids are produced as by-products. “Tight oil” means crude oil (a) contained in dense organic-rich rocks, including low-permeability shales, siltstones, and carbonates, in which the crude oil is primarily contained in microscopic pore spaces that are poorly connected to one another, and (b) that typically requires the use of hydraulic fracturing to achieve economic production rates. “Shale gas” means natural gas (a) contained in dense organic-rich rocks, including low-permeability shales, siltstones, and carbonates, in which the natural gas is primarily adsorbed on the kerogen or clay minerals, and (b) that usually requires the use of hydraulic fracturing to achieve economic production rates.

These after-income tax net present values reflect the tax burden on the Company’s Tishomingo Field interests on a standalone basis, do not consider the business-entity-level tax situation or tax planning, and do not provide an estimate of the value at the level of the business entity, which may be significantly different. The financial statements and the management’s discussion and analysis (MD&A) of the Company should be consulted for information at the level of the business entity.

Readers are referred to the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil & Gas Information for the year ended December 31, 2022, which can be accessed electronically from the SEDAR website at www.sedar.com, for additional information.

“BOEs” refers to barrels of oil equivalent. BOEs/boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of provided plus probable plus possible reserves. The present value of estimated future net revenues referred to herein does not represent fair market value and should not be construed as the current market value of estimated crude oil and natural gas reserves attributable to the Company’s properties. Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener+1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws, including statements regarding estimates of reserves and future net revenue and cash flow, expectations regarding additional reserves and statements regarding Caney wells development, including plans, anticipated results and timing. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Estimated reserves and future net revenue have been independently evaluated by NSAI with an effective date of December 31, 2022. This evaluation is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, will vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. Estimates of after-tax net present value are dependent on a number of factors including utilization of tax-loss carry forwards. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations. Forward-looking information regarding Caney wells development and expectations regarding additional reserves are based on plans and estimates of management and interpretations of exploration information by the Company’s exploration team at the date the information is provided and is subject to several factors and assumptions of management, including that required regulatory approvals and capital will be available when required, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes or shortages are encountered, that the development plans of the Company and its co-venturers will not change, and is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information, including that anticipated results and estimated costs will not be consistent with managements’ expectations, the risk of commodity price and foreign exchange rate fluctuations, the Company or its subsidiaries not being able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that capital is not available when required, that unexpected geological results are encountered and that equipment failures, permitting delays or labor or contract disputes or shortages are encountered.

Information on other important economic factors or significant uncertainties that may affect components of the reserves data and the other forward looking statements in this release are contained in the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil & Gas Information for the year ended December 31, 2022, the Company’s Management Discussion and Analysis and the Company’s Annual Information Form under “Risk Factors”, which are available under the Company’s profile at www.SEDAR.com. The Company undertakes no obligation to update forward-looking statements, other than as required by applicable law.